UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001- 41998

TUNGRAY TECHNOLOGIES INC

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

#02-01, 31 Mandai Estate,

Innovation Place Tower 4,

Singapore 729933

Tel: +65 6636 9820

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Change of Auditor

On June 9, 2025, Tungray Technologies Inc (the “Company”) dismissed Marcum Asia CPAs LLP (“Marcum Asia”) and appointed Guangdong Prouden CPAs GP (“Prouden”) as its independent registered public accounting firm, effective on the same day (the “Change of Auditor”).  The Change of Auditor was made after careful consideration and evaluation process by the Company and has been approved by the audit committee of the board of directors of the Company. The Company’s decision to make the Change of Auditor was not the result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of Marcum Asia on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles. Furthermore, during the Company’s two most recent fiscal years and through June 9, 2025, there were no disagreements with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through June 9, 2025, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in the annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 14, 2025. The material weakenesses identified relates to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; (ii) the lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (the “U.S. GAAP“) and the Securities and Exchange Commission (the “SEC”) reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements; (iii) Information technology general control (“ITGC”) in the areas of: (1) IT Management and IT Policies and Procedures; (2) IT Governance – Planning and Budgeting, Training, Communication and Performance Evaluation; (3) Risk Assessment and Vulnerability Management ; (4) Third-Party (Service Organization) Vendor Management; (5) Program Change and Security Patch Management; (6) Backup and Recovery Management; (7) System Monitoring and Incident Management; (8) System Development and Change Management; (9) Access to Systems and Data; (10) Segregation of Duties, Privileged Access, and Monitoring Controls; and (iv) lack of accounting staff and resources with appropriate knowledge of the applicable income tax compliance requirements.

The Company has provided Marcum Asia with a copy of the above disclosure and requested that Marcum Asia furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of Marcum Asia’s letter is filed hereto as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Prouden, neither the Company, nor someone on behalf of the Company, has consulted Prouden regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that Prouden concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F of its Form 20-F for the year ending December 31, 2025 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 by reference into such Form 20-F to the extent necessary to satisfy such reporting obligations.

Exhibits

Exhibit No.	Description
16.1	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated June 12,, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2025	Tungray Technologies Inc

	By:	/s/ Wanjun Yao
Wanjun Yao
Chief Executive Officer